Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Six months ended
June 30, 2011
(Millions)
Earnings:
Net Income	$645
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(38)

Net income before equity earnings	607

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	215
Rental expense representative of interest factor	3

Total fixed charges	218

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	39

Less:
Capitalized interest	(5)

Total earnings as adjusted	$859

Fixed charges	$218

Ratio of earnings to fixed charges	3.94